    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 1999.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                AMENDMENT NO. 1
                                       to
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         INTERLINQ SOFTWARE CORPORATION
                              (Name of the Issuer)

                         INTERLINQ SOFTWARE CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)

                               Linda A. Schoemaker
                               Alexander T. Allen
                                Perkins Coie LLP
                          1201 Third Avenue, 40th Floor
                            Seattle, Washington 98101
                                 (206) 583-8888
          (Name, Address, and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [X] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION(1)                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$44,251,101                                             $8,851
================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $7,866               Filing party:  INTERLINQ Software
                                                              Corporation

Form or registration no.: Registration         Date filed: March  26, 1999
                          Statement on Form S-4

(1) For purposes of calculation of the filing fee only, this amount is based on (i) 5,128,662 (the number of shares of Interlinq common stock outstanding as of January 21, 1999) minus 3,403,439 (the number of shares of Interlinq common stock to be retained and issued in the Merger) multiplied by $9.25 (the cash consideration per share of Interlinq common stock), plus (ii) 3,403,439 (the number of shares of Interlinq common stock to be retained and issued in the Merger) multiplied by $8.313 (the average of the high and low sales prices of Interlinq common stock on the Nasdaq National Market on January 22, 1999, which sum has been multiplied by 1/50th of one percent. As permitted by Rule 0-11(a) under the Securities Exchange Act of 1934, as amended, the amount paid by Interlinq indicated below has been subtracted and the balance ($985) transferred by electronic funds transfer to the Commission.

INTRODUCTION.

      This Rule 13e-3 Transaction Statement on Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") on behalf of INTERLINQ Software Corporation, a Washington corporation ("Interlinq"), with respect to the proposed merger pursuant to which Terlin, Inc., a Washington corporation ("Terlin"), will merge with and into Interlinq with Interlinq as the surviving corporation (the "Merger"). As a result of the Merger, Interlinq may become a private company, and shares of Interlinq common stock may not trade publicly on the Nasdaq National Market. In addition, affiliates of Terlin, including W.R. Hambrecht/INLQ, LLC and allied entities, expect to beneficially own approximately 63.2% of Interlinq common stock immediately following the Merger.

        If the Merger is completed, 1,250,000 shares of Interlinq common stock outstanding prior to the Merger will remain outstanding, and all other outstanding shares of Interlinq common stock will be converted into the right to receive a cash payment of $9.25 per share (the "Cash-Out Amount"). In addition, each of the approximately 2,150,000 shares of Terlin that will be outstanding immediately prior to the Merger will be converted into one share of Interlinq common stock in the Merger. Accordingly, Interlinq will have approximately 3,400,000 shares of common stock outstanding after the Merger. Subject to certain limitations and the terms described in the Proxy Statement/Prospectus, contained in Amendment No. 1 to Form S-4 Interlinq shareholders will be able to elect, as to all or a part of such shareholder's shares of Interlinq common stock, to retain such shares and continue to own them after the Merger. If holders of more than 1,250,000 shares of Interlinq common stock elect to retain their shares, shareholders making that election will retain shares pro rata based on the number of shares they initially requested to retain, and will receive the Cash-Out Amount for their remaining shares. If holders of fewer than 1,250,000 shares elect to retain their shares, shareholders who would otherwise receive the Cash-Out Amount for all of their shares will instead retain a pro rata portion of their shares.

        This Amendment No. 1 to Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4, filed with the SEC on the date hereof immediately prior to the filing of this Amendment No. 1 to Schedule 13E-3. The information in the Proxy Statement/Prospectus, including all appendices and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment No. 1 to Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4.

                              CROSS REFERENCE SHEET

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THIS TRANSACTION.

        (a)..................Cover Page; SUMMARY--The Companies

        (b) .................STOCK PRICE AND DIVIDEND INFORMATION; DESCRIPTION
                             OF INTERLINQ CAPITAL STOCK

        (c) .................STOCK PRICE AND DIVIDEND INFORMATION

        (d) .................STOCK PRICE AND DIVIDEND INFORMATION

        (e) .................Not applicable

        (f) .................VOTING SECURITIES AND PRINCIPAL HOLDERS
                             THEREOF--Transactions by Certain Persons in
                             Interlinq Common Stock

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) -- (g)...........Not applicable

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a)..................SPECIAL FACTORS--Background of the Merger;--
                             Interests of Certain Persons in the Merger

        (b) .................SPECIAL FACTORS--Background of the Merger;--
                             Interests of Certain Persons in the Merger;-- Management Following the Merger; THE MERGER AGREEMENT--Stock Options;--Management After the Merger;--Indemnification of Directors and Officers Pursuant to Merger Agreement

ITEM 4.  TERMS OF THE TRANSACTION.

        (a)..................SUMMARY; SPECIAL FACTORS; THE MERGER AGREEMENT;
                             REVERSE STOCK SPLIT; COMPARISON OF CERTAIN RIGHTS OF INTERLINQ SHAREHOLDERS

        (b) .................SPECIAL FACTORS--Background of the Merger;--
                             Interests of Certain Persons in the Merger; THE MERGER AGREEMENT--Stock Options

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)..................REVERSE STOCK SPLIT

        (b) .................Not applicable

        (c) .................SPECIAL FACTORS--Management Following the Merger;
                             THE MERGER AGREEMENT--Management After the Merger

        (d) .................RISK FACTORS--Risks Associated with the Merger;
                             SPECIAL FACTORS--Certain Effects of the Merger;-- Sources and Uses of Funds; THE MERGER AGREEMENT-- Financing

        (e) .................Not applicable

        (f) -- (g) ..........RISK FACTORS--Risks Associated with the Merger;
                             SPECIAL FACTORS--Nasdaq Delisting; REVERSE STOCK SPLIT

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)..................SPECIAL FACTORS--Sources and Uses of Funds

        (b) .................SPECIAL FACTORS--Sources and Uses of Funds; THE
                             MERGER AGREEMENT--Termination;--Fees and Expenses

        (c) .................SPECIAL FACTORS--Sources and Uses of Funds

        (d) .................Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a)..................SUMMARY--Reasons for Merger; SPECIAL FACTORS--
                             Background of Merger;--Purpose and Structure of Merger;--Opinion of Financial Advisor

        (b) .................SPECIAL FACTORS--Background of Merger

        (c) .................SUMMARY--Reasons for the Merger; SPECIAL FACTORS
                             --Background of the Merger;--Fairness of the Merger;--Purpose and Structure of the Merger; SPECIAL FACTORS--Opinion of Financial Advisor

        (d) .................RISK FACTORS; SPECIAL FACTORS--Merger
                             Consideration; Stock Election;--Plans for
                             Interlinq After the Merger;--Interests of Certain Persons in the Merger;--Management Following the Merger;--Nasdaq Delisting;--Certain Effects of the the Merger; CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE REVERSE STOCK SPLIT; REVERSE STOCK SPLIT--Effects of the Reverse Stock Split; COMPARISON OF CERTAIN RIGHTS OF INTERLINQ SHAREHOLDERS

ITEM 8.  FAIRNESS OF THE TRANSACTION.

        (a) -- (b)...........SUMMARY--Recommendation of the
                             Interlinq Board;--Recommendations to Shareholders; SPECIAL FACTORS--Background of the Merger; --Fairness of the Merger; --Opinion of Financial Advisor; REVERSE STOCK SPLIT--Reasons for Reverse Stock Split; APPENDIX B--Opinion of Broadview International LLC

        (c) .................SUMMARY--The Merger - Vote Required; THE SPECIAL
                             MEETING--Record Date; Shares Entitled to Vote; SPECIAL FACTORS--Purpose and Structure of the Merger;--Vote Needed for Approval; REVERSE STOCK SPLIT--Vote Needed for Approval

        (d) -- (e) ..........SUMMARY--Recommendations to Shareholders; SPECIAL
                             FACTORS--Background of the Merger;--Fairness of the Merger; --Opinion of Financial Advisor; REVERSE STOCK SPLIT--Reasons for Reverse Stock Split; APPENDIX B--Opinion of Broadview International LLC

        (f) .................Not applicable

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a) -- (c)...........SUMMARY--Reasons for Merger; --Opinion of Interlinq
                             Financial Advisor; SPECIAL FACTORS--Reasons for the Merger;--Fairness of the Merger;--Opinion of Financial Advisor; APPENDIX B--Opinion of Broadview International LLC

ITEM 10.  INTERESTS IN SECURITIES OF THE ISSUER.

        (a)..................SPECIAL FACTORS--Interests of Certain Persons in
                             the Merger; VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        (b) .................VOTING SECURITIES AND PRINCIPAL HOLDERS
                             THEREOF--Transactions by Certain Persons in
                             Interlinq Common Stock

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

 .............................SPECIAL FACTORS--Interests of Certain Persons in
                             the Merger

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

        (a) and (b)..........SPECIAL FACTORS--Recommendation of
                             the Interlinq Board;--Interests of Certain Persons in the Merger; VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

        (a)..................SUMMARY--Dissenters' Rights; RIGHTS OF DISSENTING
                             INTERLINQ SHAREHOLDERS

        (b) .................Not applicable

        (c) .................Not applicable

ITEM 14.  FINANCIAL INFORMATION.

        (a) and (b)..........SELECTED FINANCIAL INFORMATION; UNAUDITED PRO FORMA
                             FINANCIAL INFORMATION

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 .............................SPECIAL FACTORS--Interests of Certain Persons in
                             the Merger

ITEM 16.  ADDITIONAL INFORMATION.

 .............................Proxy Statement/Prospectus and each Appendix and
                             Exhibit attached thereto

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a) .................Not applicable

        (b) .................Appendix B

        (c)(1) ..............Appendix A

        (d) .................Proxy Statement/Prospectus and related Notice of
                             Special Meeting

        (e) .................Appendix F

        (f) .................Not applicable

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THIS TRANSACTION.

        (a) The information set forth on the cover page and under "SUMMARY - The Companies" of the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "STOCK PRICE AND DIVIDEND INFORMATION" and "DESCRIPTION OF INTERLINQ CAPITAL STOCK" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (c) The information set forth on under "STOCK PRICE AND DIVIDEND INFORMATION" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (d) The information set forth under "STOCK PRICE AND DIVIDEND INFORMATION" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (e)    Not applicable.

        (f) The information set forth under "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

        This Amendment No. 1 to Schedule 13E-3 is being filed by Interlinq, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

        (a) through (g)  Not applicable.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a) (1) and (2) The information set forth under "SPECIAL FACTORS - Background of the Merger" and "- Interests of Certain Persons in the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger," "- Interests of Certain Persons in the Merger" and "- Management Following the Merger" and "THE MERGER AGREEMENT - Stock Options," "- Management After the Merger" and "- Indemnification of Directors and Officers Pursuant to the Merger Agreement" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

        (a) The information set forth under "SUMMARY," "SPECIAL FACTORS," "THE MERGER AGREEMENT," "REVERSE STOCK SPLIT" and "COMPARISON OF CERTAIN

RIGHTS OF INTERLINQ SHAREHOLDERS" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger," "- Interests of Certain Persons in the Merger" and "THE MERGER AGREEMENT - Stock Options" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a) The information set forth under "REVERSE STOCK SPLIT" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b)    Not applicable.

        (c) The information set forth under "SPECIAL FACTORS - Management Following the Merger" and "THE MERGER AGREEMENT - Management After the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (d) The information set forth under "RISK FACTORS - Risks Associated with the Merger," "SPECIAL FACTORS - Certain Effects of the Merger," " - Sources and Uses of Funds" and "THE MERGER AGREEMENT - Financing" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (e)    Not applicable.

        (f) and (g) The information set forth under "RISK FACTORS - Risks Associated with the Merger," "SPECIAL FACTORS - Nasdaq Delisting" and "REVERSE STOCK SPLIT" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds," "THE MERGER AGREEMENT - Termination" and "- Fees and Expenses" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SPECIAL FACTORS - Sources and Uses of Funds" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (d)    Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a) The information set forth under "SUMMARY - Reasons for the Merger," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Purpose and Structure of the Merger" and "--Opinion of Financial Advisor" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SUMMARY - Reasons for the Merger," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "- Purpose and Structure of the Merger" and "--Opinion of Financial Advisor" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (d)    The information set forth under "RISK FACTORS," "SPECIAL FACTORS
- Merger Consideration; Stock Election," "- Plans for Interlinq After the Merger," "--Interests of Certain Persons in the Merger," "--Management Following the Merger," "--Nasdaq Delisting," "- Certain Effects of the Merger," "--CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND REVERSE STOCK SPLIT,"
"REVERSE STOCK SPLIT - Effects of the Reverse Stock Split," and "COMPARISON OF CERTAIN RIGHTS OF INTERLINQ SHAREHOLDERS" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


        (a) and (b) The information set forth under "SUMMARY - Recommendation of the Interlinq Board, - Recommendations to Shareholders," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Opinion of Financial Advisor," "REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split" and "APPENDIX B - Opinion of Broadview International LLC" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (c) The information set forth under "SUMMARY-the Merger-Vote Required," "THE SPECIAL MEETING - Record Date; Shares Entitled to Vote; Vote Required," "SPECIAL FACTORS-Purpose and Structure of the Merger" "- Vote Needed for Approval" and "REVERSE STOCK SPLIT - Vote Needed for Approval" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (d) and (e) The information set forth under "SUMMARY - Recommendations to Shareholders," "SPECIAL FACTORS - Background of the Merger," "--Fairness of the Merger," "--Opinion of Financial Advisor," "REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split;" and "APPENDIX B - Opinion of Broadview International LLC" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


        (f)    Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a) - (c) The information set forth under "SUMMARY - Reasons for the Merger," "--Opinion of Interlinq Financial Advisor," "SPECIAL FACTORS - Reasons for the Merger," "--

Fairness of Merger," "--Opinion of Financial Advisor," and "APPENDIX B--Opinion of Broadview International LLC" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 10.  INTERESTS IN SECURITIES OF THE ISSUER.


        (a) The information set forth under "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.

        (b) The information set forth under "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF - Transactions by Certain Persons in Interlinq Common Stock" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth under "SPECIAL FACTORS - Interests of Certain Persons in the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


        (a) and (b) The information set forth under "SPECIAL FACTORS - Recommendation of the Interlinq Board," "-- Interests of Certain Persons in the Merger" and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


        (a) The information set forth under "SUMMARY - Dissenters' Rights" and "RIGHTS OF DISSENTING INTERLINQ SHAREHOLDERS" in the Proxy
Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


        (b)    Not applicable.

        (c)    Not applicable.

ITEM 14.  FINANCIAL INFORMATION.


        (a) and (b) The information set forth under "SELECTED FINANCIAL INFORMATION" and "Unaudited Pro Forma Financial Information" in the Proxy Statement/Prospectus is incorporated herein by reference. Pursuant to General Instruction D of Schedule 13e-3, Interlinq's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and Interlinq's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 as well as the subsequent amendment to the Annual Report on Form 10-K filed March 10, 1999 and the subsequent amendment to the Quarterly Report on Form 10-Q filed March 10, 1999, are incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


        The information set forth under "SPECIAL FACTORS - Interests of Certain Persons in the Merger" in the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.


        Reference is hereby made to the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4 and to each Appendix and Exhibit attached thereto, each of which is incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)    Not applicable.


        (b) Opinion of Broadview International LLC (incorporated by reference to Appendix B to the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4).

        (c) (1) Agreement and Plan of Merger, dated December 28, 1998, between Interlinq and Terlin (incorporated by reference to Appendix A to the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4).

               (2)    Form of Voting Agreement (incorporated by reference to
                      Exhibit 10.1 to the Registration Statement on Amendment No. 1 to Form S-4 filed by Interlinq on the date hereof).

        (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed under a Registration Statement on Amendment No. 1 to Form S-4 by Interlinq on the date hereof).

        (e) Chapter 23B.13 of the Washington Business Corporation Act (incorporated by reference to Appendix F to the Proxy Statement/Prospectus contained in Amendment No. 1 to Form S-4).


        (f)    Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     March 26, 1999
                                     -------------------------------------------
                                     (Date)


                                     /s/  JIRI M. NECHLEBA
                                     -------------------------------------------
                                     (Signature)

                                     Chairman, Chief Executive Officer
                                     and President
                                     -------------------------------------------
                                     (Name and Title)